Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in this Registration Statement on Form S-1 and related Prospectus of Targa Resources Partners LP for the registration of 1,150,000 common units representing limited partner interests, of our report dated September 28, 2007 relating to the financial statements of the SAOU and LOU Systems of Targa Resources, Inc. and our report dated July 29, 2005 relating to the financial statements of the Midstream Operations sold to Targa Resources, Inc., which appear in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-146436) of Targa Resources Partners LP. We also consent to the reference to our firm under the caption “Experts” in such Registration Statement.

/s/ Ernst & Young LLP
Houston, Texas
October 18, 2007